UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PYXIS TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Y71726 106

(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 15125, Greece

+30-210-638-0200

Attn: President

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 22,827,922
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 22,827,922

11	Aggregate Amount Beneficially Owned by Reporting Person: 22,827,922
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 53.8% *
14	Type of Reporting Person: CO

* Based on 42,455,857 common shares of Pyxis Tankers Inc. (the “Shares”) issued and outstanding as of December 20, 2021.

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power:
	8	Shared Voting Power: 22,827,922 *
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 22,827,922 *

11	Aggregate Amount Beneficially Owned by Reporting Person: 22,827,922 *
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 53.8%**
14	Type of Reporting Person: IN

** Based on 42,455,857 Shares issued and outstanding as of December 22, 2021.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2015, amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2017, Amendment No. 2 filed with the SEC on August 10, 2017, Amendment No. 3 filed with the SEC on January 2, 2018, Amendment No. 4 filed with the SEC on November 4, 2019, Amendment No. 5 filed with the SEC on March 1, 2021, and Amendment No. 6 filed with the SEC on June 17, 2021 (as amended, the “Schedule 13D”) by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis, the Chairman and Chief Executive Officer of the Issuer (collectively with MIC, the “Reporting Persons”). MIC is owned and controlled by Mr. Valentis and his family members. The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1. Security and Issuer

This Amendment No. 7 relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 15125, Greece.

Item 2. Identity and Background.

There are no material changes to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is hereby supplemented by adding the following information thereto:

On December 20, 2021, an entity related to the Reporting Persons sold to the Issuer, the “Pyxis Lamda”, a 2017-built 50,296 dwt. eco-efficient MR product tanker that was constructed at SPP Shipbuilding Co. Ltd. in South Korea for $32 million. As consideration for the transaction, entities related to the Reporting Persons received approximately $26 million in cash, $3 million in the form of an amended unsecured promissory note with the Issuer due in 2024 and $3 million of Shares of the Issuer, or 4,139,003 newly issued Shares, that were issued to MIC and reported herein.

Item 4. Purpose of Transaction

There are no material changes to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of the date of this report, there were 42,455,857 Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares

As of the date hereof, MIC owns 22,827,922 Shares, which represents an aggregate of approximately 53.8% of the issued and outstanding Shares. MIC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 22,827,922 Shares. MIC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 22,827,922 Shares.

As of the date hereof, Mr. Valentios Valentis and his family members own all of the outstanding interests in MIC and may be deemed to beneficially own the 22,827,922 Shares owned by MIC, which represents an aggregate of approximately 53.8% of the issued and outstanding Shares. Mr. Valentis has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 22,827,922 Shares. Mr. Valentis has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 22,827,922 Shares.

(c) Except as otherwise described in this Amendment No. 7, there have been no transactions by the Reporting Persons in the Shares during the past 60 days

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is hereby supplemented by adding the following information thereto:

In connection with the transaction described in Item 3, the Issuer agreed to provide MIC with customary registration rights, including one demand registration right, in respect of the 4,139,003 Shares.

Item 7. Material to Be Filed as Exhibits

There are no material changes to the Schedule 13D.

SCHEDULE 13D SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: December 27, 2021

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the common shares of Pyxis Tankers Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended to file this Schedule 13D/A, and any amendment hereto, jointly on behalf of each such party.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: December 27, 2021